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                                                                   NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                   February 21, 2006
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548


        PGS Production enters into strategic joint venture with Teekay to pursue FPSO projects

February 21, 2006, OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that its wholly owned subsidiary PGS Production has entered into an agreement with Teekay Shipping Corporation (Teekay) to form a joint venture company called Teekay Petrojarl Offshore that will focus on pursuing opportunities in the rapidly growing global market for Mobile Production Solutions with emphasis on developing solutions through Floating Production Storage and Offloading (FPSO) units.

The joint venture will only encompass new projects. Existing assets of both companies are excluded from the joint venture, amongst them all PGS' current FPSO and redeployment of those assets. Teekay Petrojarl Offshore will start pursuing oportunities immediately and all details regarding the joint venture are to be finalized within Q2, 2006.

"This is a further important move in our announced international expansion strategy. The joint venture with Teekay allows us to more effectively pursue further growth in the market for Mobile Production Solutions world wide. Globally, we anticipate strong growth in this market over the next three years, says President of PGS Production Espen Klitzing and continues:

 "Teekay's global marketing organization, customer and shipyard relationships are a perfect match with our engineering expertise and experience as a quality operator of FPSOs in the harsh North Sea environment".

"Offshore oil exploration and production is expected to grow significantly," said Bjorn Moller, Teekay's President and Chief Executive Officer. "This joint venture creates a strong platform to pursue the growing market for FPSOs that will result from this increased offshore oil production. The combination of PGS' offshore engineering expertise and reputation as a quality operator of FPSOs, and Teekay's global operations and extensive customer network strategically positions this joint venture to competitively pursue FPSO projects anywhere in the world."

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
Petroleum Geo-Services ASA     Phone:   +47 67 52 64 00    Petroleum Geo-Services Inc     Phone: +1 281-509-8000
Strandveien 4                  Fax:     +47 67 52 64 64    15150 Memorial Drive           Fax:   +1 281-509-8500
P.O.Box 89                                                 Houston, TX 77079
N-1325 Lysaker, Norway                                     USA
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

About PGS Production:

PGS wholly owned subsidiary, PGS Production owns and operates the largest and most advanced fleet of Floating Production Storage and Offloading vessels in the North Sea. These vessels produce oil and gas for oil companies.

In UK waters, Petrojarl Foinaven is producing the Foinaven field for BP and CNR employs the Ramform Banff on the Banff field. On the Norwegian shelf, Petrojarl Varg is in production for Talisman on the Varg field, while Petrojarl I is on her 10th successive contract, for Statoil on the Glitne field.

PGS Production has its head office in Trondheim, from where most of its operations are managed. It also has an operations office in Aberdeen.

About Teekay:

Teekay Shipping Corporation transports more than 10 percent of the world's seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE:
TGP). With a fleet of more than 140 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--


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